Hyperspace XR, LLC

Financial Statements

December 31, 2017 and 2016



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

HYPERSPACE XR, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Hyperspace XR, LLC
Seattle, Washington

We have reviewed the accompanying financial statements of Hyperspace XR, LLC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and members' equity (deficit) and cash flows for the year ended December 31, 2017 and the period from June 17, 2016 (inception) to December 31, 2016 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

December 27, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

HYPERSPACE XR, LLC

Balance Sheets
December 31, 2017 and 2016

<u>Assets</u>

	2017	2016
Cash	$ 543	$ 3,879
Total assets	$ 543	$ 3,879

<u>Liabilities and Members' Equity (Deficit)</u>

	2017	2016
Current liabilities:		
Convertible note	$ 10,000	$ -
Members' (deficit) equity	(9,457)	3,879
	$ 543	$ 3,879

See report of independent accountants and accompanying notes to financial statements.

HYPERSPACE XR, LLC

Statements of Operations and Members' Equity (Deficit)
Year Ended December 31, 2017 and for the period from June 17, 2016 (inception)
to December 31, 2016

	2017	2016
Revenue	$ -	$ -
Operating expenses:		
Hardware expenses	5,794	7,576
Professional fees	2,600	700
General and administrative expenses	7,942	7,845
Net loss	(16,336)	(16,121)
Members' equity, beginning of period	3,879	-
Contributions from members	3,000	20,000
Members' (deficit) equity, end of period	$ (9,457)	$ 3,879

See report of independent accountants and accompanying notes to financial statements.

HYPERSPACE XR, LLC

Statements of Cash Flows
Year Ended December 31, 2017 and for the period from June 17, 2016 (inception)
to December 31, 2016

	2017	2016
Cash flows used in operating activities:		
Net loss	$ (16,336)	$ (16,121)
Cash flows from financing activities:		
Payments receive from issuance of convertible note	10,000	-
Contributions from members	3,000	20,000
Net cash provided by financing activities	13,000	20,000
Net change in cash	(3,336)	3,879
Cash, beginning of period	3,879	-
Cash, end of period	$ 543	$ 3,879

See report of independent accountants and accompanying notes to financial statements.

4

HYPERSPACE XR, LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Hyperspace XR, LLC (the “Company”) was founded on June 17, 2016 in Seattle, Washington. The Company intends to create virtual reality walk-through adventures for customers.

Management’s Plans: The Company's strategic plan for 2018 and beyond is to create full body walk-through VR experiences and the platform to power them. The Company believes that access to operating capital raised in the planned equity crowdfunding offering will enable the Company to execute its growth plan and continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company’s taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

2. **Convertible Note:**

The Company has a convertible note outstanding at December 31, 2017 with a total principal amount of $10,000. The note bears interest at 25% per annum and was scheduled to mature on the earlier of November 8, 2018 or on the date the Company reaches revenue in excess of $40,000, if not previously converted. The note converts upon a qualified financing or change in control event. As of the date of this report, the note is outstanding and accruing interest at the default rate of 25% per annum.

3. **Subsequent Events:**

Management has evaluated subsequent events through December 27, 2018, the date the financial statements were available to be issued, and has determined that no additional disclosures are necessary other than disclosed below.

During 2018, the Company raised approximately $128,000 through the issuance of convertible notes. The convertible notes were issued under the same terms as the convertible note disclosed in Note 2, with some of the 2018 convertible notes bearing a lower rate of interest.